

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 9, 2015

Gannon K. Giguiere
President, Chief Executive Officer, and Secretary
Separation Degrees – One, Inc.
77 Geary Street, 5th Floor
San Francisco, CA 94108

> **Re: Separation Degrees – One, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 26, 2015**
> **File No. 333-201698**

Dear Mr. Giguiere:

Our preliminary review of your amended registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we are unable to complete a review of the registration statement due to the absence of the Consolidated Statement of Operations for the period ended December 31, 2014. Please amend your registration statement to include the appropriate financial statements, as required by Rule 8-08 of Regulation S-X and revise your disclosure as necessary. Please note that we will not review your registration statement until you address these deficiencies in an amended filing. Until a corrective amendment is filed, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Sharon D. Mitchell, Esq.
SD Mitchell & Associates, PLC